Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Jupiter Acquisition Corporation (the “Company”) on Form S-1 of our report dated July 24, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Jupiter Acquisition Corporation as of July 7, 2020 and for the period from June 17, 2020 (inception) through July 7, 2020 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 25, 2020